September 17, 2019

Andrew Davies
Chief Financial Officer
Sprint Corp
6200 Sprint Parkway
Overland Park, KS 66251

       Re: Sprint Corp
           Form 10-K for the Fiscal Year Ended March 31, 2019
           Filed May 29, 2019
           File No. 001-04721

Dear Mr. Davies:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations
Network, page 32

1. You disclose on page 32 that you believe you are well-positioned with spectrum holdings and that your holdings will allow you to introduce 5G in parallel with 4G service over the same 2.5 GHz spectrum band, supporting the early introduction of 5G devices without disrupting the capacity needed to support 4G users. You also indicate that the introduction of 5G technologies are expected to continue to enhance the customer experience and improve network performance for both voice and data services, especially in the geographic areas where 5G will be provided. These statements appear to conflict with your recent disclosures in your April 15, 2019 FCC public interest statement, where you state:
        "Sprint has an unfixable lack of sufficient low-band spectrum. Sprint's spectrum problem is unfixable because there is no low-band spectrum available for purchase,
 Andrew Davies
FirstName LastNameAndrew Davies
Sprint Corp
Comapany 17, 2019
September NameSprint Corp
September 17, 2019 Page 2
Page 2
FirstName LastName
             and none is expected to be available in the near term that could help Spring as it builds out a 5G network"; and
             "The move to 5G will only exacerbate Sprint's network consistency problems because
             Sprint will not have any low band spectrum deployed for 5G. As a result, the change in customer experience as customers drop off its 5G network down to LTE will be even more pronounced, and more frustrating, for Sprint's customers".

         Please reconcile these seemingly conflicting statements.
Average Monthly Service Revenue per Subscriber and Subscriber Trends, page 38

2. You disclose in footnote 1 on page 40 that a subscriber is defined as an individual line of service associated with each device activated by a customer. Please revise to quantify the extent to which your March 31, 2019 end of period subscriber count included lines that had been activated but are not being actively used.
3. In footnote 11 on page 40, you disclose that 115,000 wholesale subscribers were removed from the subscriber base with no impact to revenue. Please tell us how you identify these customers and the types of circumstances that led them to be included in the subscriber base despite no contributions to revenue.
4. In your April 15, 2019 FCC public interest statement, you stated "Sprint's postpaid net additions recently have been driven by "free lines" offered to Sprint customers and the inclusion of less valuable tablet and other non-phone devices, as well as pre to post migrations that do not represent "new" Sprint customers...While these public statements and the individual metrics cited are all accurate, they are incomplete and none are a substitute for a realistic analysis of the key factors that are most probative of Sprint's overall competitive position and prospects". Please address the following:
           Describe the ways in which the subscriber metrics provided in your Form 10-K are incomplete.
           Tell us the specific disclosures in your Form 10-K that provide an analysis of the "key factors that are most probative of Sprint's overall competitive position and prospects".
           Please explain the extent to which there are other metrics used by management to analyze the business that might be useful for investors to gain a more accurate view of relevant trends affecting the Company's liquidity, financial position, and results of operations. Please refer to Item 303(a) of Regulation S-K and the Commission
             Guidance Regarding Management s Discussion and Analysis of Financial Condition
             and Results of Operations, Release No. 33-8350.
 Andrew Davies
Sprint Corp
September 17, 2019
Page 3
Liquidity and Capital Resources, page 52

5. Your FCC public interest statement dated April 15, 2019 includes several negative statements about Sprint's liquidity and ability to continue as a stand-alone company that do not seem to be addressed in your liquidity discussion on page 52. For example:
           "Despite minor improvements in a few financial metrics relative to is own historic performance, Sprint is not performing well when compared to other wireless companies."
           "Sprint is in a perilous condition, with limited ability to extricate itself through means
             (such as continued aggressive pricing) within its own
control....Poor network quality,
             customer losses and challenge to generate free cash flow have only become more pronounced in the year following the announcement of the [T-Mobile] deal."
           "[Sprint's] overall commercial health is poor and declining. Sprint is highly leveraged and is not generating sufficient cash flow to service and support its debt at the same time as investing adequately in its business."
           "Sprint does not generate sufficient cash to fund its network and operations, and free cash flow has been overwhelmingly negative. When Sprint has invested in its network, its free cash flow has been negative. Indeed, free cash flow has only been positive when Sprint has cut network spending to a fraction of what their competitors invest in their networks."
           "Sprint faces an impending "liquidity wall" as debt maturities for FY2019-2021 were
             $14.7 billion as of year-end 2018 - an amount nearly as great as what Sprint plans to spend in capex in the same time period under its plan of record and even greater than the liquidity available to fund its short-term operations."

         Please tell us how you determined that your MD&A accurately reflects the severity of these known trends and uncertainties described in your FCC public interest statement.
         Please refer to Item 303(a) of Regulation S-K.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Lisa Etheredge, Senior Staff Accountant at (202) 551-3424 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 with any questions.



FirstName LastNameAndrew Davies                                Sincerely,
Comapany NameSprint Corp
                                                               Division of
Corporation Finance
September 17, 2019 Page 3                                      Office of
Telecommunications
FirstName LastName